AMENDED AND RESTATED

OPERATING AGREEMENT

OF

TEXAS BEER COMPANY LLC

A TEXAS LIMITED LIABILITY COMPANY

April 24, 2017

TABLE OF CONTENTS

TABLE OF CONTENTS
(Continued)

AMENDED AND RESTATED

OPERATING AGREEMENT

OF

TEXAS BEER COMPANY LLC

A TEXAS LIMITED LIABILITY COMPANY

THIS AMENDED AND RESTATED OPERATING AGREEMENT of Texas Beer Company LLC, a Texas limited liability company (the "***Company***"), is entered into as of [EFFECTIVE DATE]("***Effective Date***").

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1. DEFINITIONS

1.1   ***Specific Definitions***. As used in this Agreement:

Adjusted Capital Account Deficit shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a)   The Capital Account shall be increased by any amounts that such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of each of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b)   The Capital Account shall be decreased by the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

Agreement shall mean this Operating Agreement of Texas Beer Company LLC, a Texas limited liability company, including all schedules, appendices, and exhibits hereto, as amended in accordance with the terms hereof.

Allocation Percentage shall mean, with respect to each Member, the percentage set forth opposite such Member's name on Schedule A hereto;.

Board of Directors shall mean the Company's Board of Directors, as constituted from time to time, as described more fully in Section 6.

Capital Account shall mean, for each Member, a separate account that is:

(a)   Increased by: (i) the amount of such Member's Capital Contribution and (ii) allocations of Profits to such Member pursuant to Section 4;

(b)   Decreased by: (i) the amount of cash distributed to such Member by the Company; (ii) the Fair Market Value of any other property distributed to such Member by the Company (determined as of the time of distribution and net of liabilities secured by such property that the Member assumes or to which the Member's ownership of the property is subject); and (iii) allocations of Losses to such Member pursuant to Section 4;

(c)   Otherwise adjusted in accordance with the provisions of this Agreement; and

(d)   Revalued in connection with any event described in paragraph (a) of the definition of "***Gross Asset Value***" to the extent the Board of Directors determines that a revaluation is necessary to preserve the economic arrangement of the Members. In determining the amount of any liability for purposes of subparagraphs (a) and (b) above, there shall be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and Treasury Regulations.

Capital Accounts shall be maintained in accordance with Treasury Regulations Section 1.704-1(b) and specifically in a manner consistent with the Member's interest in the Company and the provisions of this Agreement shall be interpreted and applied in a manner consistent with such regulations and intent.

Capital Contribution shall mean, for any Member, the sum of the net amount of cash and the Fair Market Value of any other property (determined as of the time of contribution and net of liabilities secured by such property that the Company assumes or to which the Company's ownership of the property is subject) contributed by such Member to the capital of the Company. For purposes of this Agreement, each Capital Contribution shall be deemed to have been made at the later of: (i) the Close of Business on the due date of such Capital Contribution as determined in accordance with this Agreement; or (ii) the Close of Business on the date on which such Capital Contribution is actually received by the Company.

Class A Units shall mean Class A Units of the Company.

Class B Aggregate Allocation Percentage shall mean the percentage obtained by dividing (i) the sum of all Class B Capital Contributions by (ii) $7,000,000 plus the sum of all class B Capital Contributions.

Class B Member shall mean a holder of Class B Units of the Company.

Class B Units shall mean Class B Units of the Company.

Close of Business shall mean 5:00 p.m., local time, in Austin, Texas.

Code shall mean the United States Internal Revenue Code of 1986, as amended.

Common Member shall mean a holder of Common Units of the Company.

Common Units shall mean those limited liability company units of the Company held by the Members.

Company shall mean Texas Beer Company LLC, a Texas limited liability company.

Depreciation means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such Fiscal Year or other period; provided, however, that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to such beginning adjusted tax basis; and provided further, that if the federal income tax depreciation, amortization or other cost recovery deduction for such Fiscal Year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board of Directors.

Directors shall mean the members of the Board of Directors as appointed pursuant to Section 6.4 hereto and as may be changed from time to time in accordance with the provisions of this Agreement.

Dissolution shall mean, with respect to a legal entity other than a natural person, that such entity has Dissolved.

Dissolved shall mean "dissolved" within the meaning of the partnership, corporation, limited liability company, trust or other statute under which such entity was organized.

Fair Market Value shall have the meaning set forth in Section 6.24(b).

Fiscal Period shall mean the Fiscal Year or such shorter period as necessary to take into account the Members' varying interests in the Company.

Fiscal Quarter shall mean the three month periods ending on March 31st, June 30th, September 30th, and December 31st.

Fiscal Year shall mean the period from January 1 through December 31 of each year (unless otherwise required by law).

Founders shall mean each of J.D. Gins, Ian Davis, and Dick Moeller.

Gross Asset Value means, with respect to any asset, such asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The Gross Asset Value of all Company assets shall be adjusted to equal their respective Fair Market Values upon the occurrence of any of the events listed in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5); <u>provided</u>, <u>however</u>, that adjustments pursuant to this clause (a) (other than in a liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g)) shall be made only if the Board of Directors reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company; and

(b)   the Gross Asset Value of any Company asset distributed to any Member shall be the Fair Market Value of such asset on the date of distribution.

If the Gross Asset Value of an asset has been determined or adjusted pursuant to paragraph (a) or paragraph (b) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

Interest shall mean, for each Member, the entirety of such Member's rights, duties and interest in respect of the Company in such Member's capacity as such (as distinguished from any other capacity such as employee, debtor or creditor) and shall include such Member's right, if any, to vote on Company matters, bind the Company vis-à-vis third parties, or receive distributions as well as such Member's obligation, if any, to provide services, make Capital Contributions or take any other action.

Majority-In-Interest of the Members shall mean a group of Members whose Allocation Interest in the aggregate across all classes of Units at the time of determination exceed fifty percent (50%) of the total number of then outstanding Units held by all the Members at such time.

Member shall mean those Persons admitted as members under this agreement as shown on Schedule A as such schedule may be updated from time to time. Except where the context requires otherwise, a reference in this Agreement to "the Members" shall mean all of the Members.

Member Nonrecourse Debt has the same meaning as the term "partner nonrecourse debt" in Treasury Regulations Section 1.704-2(b)(4).

Member Nonrecourse Deduction shall mean an item of loss, expense or deduction attributable to a nonrecourse liability of the Company for which a Member bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i).

Minimum Gain of the Company or ***Company Minimum Gain*** shall, as provided in Treasury Regulations Section 1.704-2, mean the total amount of gain the Company would realize for federal income tax purposes if it disposed of all assets subject to nonrecourse liability for no consideration other than full satisfaction thereof.

Original Member shall mean each of J.D. Gins and Ian Davis.

Person shall mean an individual, partnership, corporation, limited liability company, unincorporated organization, trust, joint venture, governmental agency, or other entity, whether domestic or foreign.

Preferred Units means the Class A Units and the Class B Units, collectively.

Principal Office shall have the meaning set forth in Section 2.4.

Profits and Losses shall mean, for each Fiscal Year or other Fiscal Period, an amount equal to the Company's taxable income or loss for such Fiscal Year or other Fiscal Period, as applicable, determined in accordance with Section 703(a) of the Code (but including in taxable income or loss, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code), with the following adjustments:

(e)   Any income of the Company exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be added to such taxable income or loss;

(f)   Any expenditures of the Company described in Section 705(a)(2)(B) of the Code (or treated as expenditures described in Section 705(a)(2)(B) of the Code pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be subtracted from such taxable income or loss;

(g)   In the event that the Gross Asset Value of any Company asset is adjusted in accordance with paragraphs (a) or (b) of the definition of "*Gross Asset Value*," the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(h)   Gain or loss resulting from any disposition of any asset of the Company with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(i)   In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other Fiscal Period, computed in accordance with the definition of "*Depreciation*" above; and

(j)   Notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Section 4.1 or Section 4.2 shall not be taken into account in computing Profits or Losses.

Securities shall mean debt, equity and any rights to acquire debt or equities of any type.

State shall mean any constituent state of the United States, as well as the District of Columbia.

TBOC shall mean the Texas Business Organizations Code.

Tax Percentage shall have the meaning set forth in Section 5.2(b).

Term shall have the meaning set forth in Section 2.2. Where not capitalized, "term" shall mean the entire period of the Company's existence, including any period of winding-up and liquidation following the Dissolution of the Company pursuant to Section 9.1.

Termination shall mean, with respect to a legal entity other than a natural person, that such entity has Dissolved, completed its process of winding-up and liquidation, and otherwise ceased to exist.

Transfer shall mean any sale, exchange, transfer, gift, encumbrance, assignment, pledge, mortgage, hypothecation or other disposition, whether voluntary or involuntary.

Treasury Regulations shall mean the regulations issued by the United States Treasury Department and relating to a matter arising under the Code.

United States shall mean the United States of America.

Units shall mean, collectively, the Common Units, the Class A Units, and the Class B Units.

Updated Capital Account shall mean, with respect to a Member, such Member's Capital Account determined as if, immediately prior to the time of determination, all of the Company's assets had been sold for Fair Market Value and any previously unallocated Profits and Losses had been allocated pursuant to Article 4.

1.2 *General Usage*. The section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. Except where the context clearly requires to the contrary: (i) each reference in this Agreement to a designated "Section," "Schedule," "Exhibit," or "Appendix" is to the corresponding Section , Schedule, Exhibit, or Appendix of or to this Agreement; (ii) instances of gender or entity-specific usage (*e.g.*, "his," "her," "its," "person" or "individual") shall not be interpreted to preclude the application of any provision of this Agreement to any individual or entity; (iii) the word "or" shall not be applied in its exclusive sense; (iv) "including" shall mean "including, without limitation"; (v) references to laws, regulations and other governmental rules, as well as to contracts, agreements and other instruments, shall mean such rules and instruments as in effect at the time of determination (taking into account any amendments thereto effective at such time without regard to whether such amendments were enacted or adopted after the Effective Date of this Agreement) and shall include all successor rules and instruments thereto; (vi) references to any specific statute or similar codification of law shall mean such statute or other codification as construed, modified, extended or enabled by any applicable binding governmental rules or regulations; (vii) references to "law" shall mean any applicable law, whether embodied in statute, governmental rule or regulation, case law or other legally binding format; (viii) references to "$" or "dollars" shall mean the lawful currency of the United States; (ix) references to "federal" shall be to laws, agencies or other attributes of the United States (and not to any State or locality thereof); (x) the meaning of the terms "domestic" and "foreign" shall be determined by reference to the United States; (xi) references to "days" shall mean calendar days; references to "business days" shall mean all days other than Saturdays, Sundays and days that are legal holidays in the State of Texas; (xii) references to months or years shall be to the actual calendar months or years at issue (taking into account the actual number of days in any such month or year); (xiii) days, business days and times of day shall be determined by reference to local time in Austin, Texas; and (xiv) the English language version of this Agreement shall govern all questions of interpretation relating to this Agreement, notwithstanding that this Agreement may have been translated into, and executed in, other languages.

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2. FORMATION

2.1   ***Formation and Name***.

(a)   The Members hereby enter into and form the Company as a limited liability company in accordance with the TBOC.

(b)   The name of the Company shall be "Texas Beer Company LLC."

2.2   ***Term***. Upon the execution of this Agreement, the "***Term***" of the Company shall commence as of the date first above written and shall continue until the Company is Dissolved pursuant to Section 9.1. Except as provided in Section 9.1, the Company shall not be Dissolved.

2.3   ***Purpose and Scope***. Within the meaning and for purposes of the TBOC, the purpose and scope of the Company shall include any lawful action or activity permitted to a limited liability company under the TBOC, as determined by the Board of Directors.

2.4   ***Principal Office***. The Company shall have a single "***Principal Office***" which shall at all times be located within the United States. The Principal Office initially shall be located at 201 N. Main St., Suite A, Taylor, Texas 76574 and may thereafter be changed from time to time by the Board of Directors upon notice to the Members.

2.5   ***Texas Office and Agent***. The Company shall maintain a Texas registered office and agent for service of process as required by the TBOC. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Officers shall promptly designate a replacement registered agent or file a notice of change of address, as the case may be.

2.6   ***Admission of Members***. Each Person that has executed this Agreement and whose name is listed under Name and Contact Information on Schedule A, as such Schedule A may be updated from time to time by the Board of Directors, is hereby admitted as a Member.

2.7   ***Names, Contact and Other Information of the Members***. Set forth below the name of each Member on Schedule A shall be appropriate contact information for such Member (including such Member's mailing address, telephone number, and facsimile number as well as, in the case of a Member that is an entity, the name or title of an individual to whom notices and other correspondence should be directed). Each Member shall promptly provide the Company with the information required to be set forth for such Member on Schedule A and shall thereafter promptly notify the Company of any change to such information.

2.8   ***Additional Documents***. The Officers shall cause to be executed, filed, recorded, published, or amended any documents, as the Officers in their reasonable discretion determine to be necessary or advisable: (x) in connection with the formation, operation, Dissolution, winding-up, or Termination of the Company pursuant to applicable law; or (y) to otherwise give effect to the terms of this Agreement. The terms and provisions of each document described in the preceding sentence shall be initially established and shall be amended as necessary to cause such terms and provisions to be consistent with the terms and provisions of this Agreement.

2.9   ***Title to Property***. Title to all Company property shall be held in the name of the Company; provided, however, that publicly traded Securities may be held in "street name" or through a similar arrangement with a reputable financial institution.

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3.   CAPITALIZATION

3.1   ***Capital Contributions***.

(a)   ***Initial Capital Contributions***. Each Member has made a Capital Contribution equal to the amount set forth as such Member's Capital Contribution on Schedule A. Except as specifically provided in this Agreement, the "***Capital Contribution***" of a Member shall represent the maximum aggregate amount of cash and property that such Member shall be required to contribute to the capital of the Company.

(b)   ***Increased Capital Contributions***. The Capital Contributions of the Members may be increased (in proportion to the Members' respective Allocation Percentages) only at such times and only in such amounts as shall be determined by the Officers and the Members whose Capital Contributions are to be increased. The Members shall be promptly notified of any increase to their Capital Contributions pursuant to this Section 3.1(b).

3.2 **_Adjustment of Member Allocation Percentages_**. Upon (i) the addition of a Member following the date hereof or (ii) the acceptance of Capital Contributions by the Company from a Member following contribution of such Member's initial Capital Contribution, the Officers shall adjust the Allocation Percentage of each Member, and shall accordingly update Schedule A hereto, so that the Allocation Percentages of the Members represent their Interest in the Company taking into account a revaluation of the Company's assets, if any, and in accordance with the economic arrangement of the Members. This Section 3.2 shall in no way diminish or affect any Member's rights under Section 8.1.

3.3 **_Limitation on Capital Contributions_**. Except as specifically provided in this Section 3, no Person shall be permitted or required to make a contribution to the capital of the Company.

3.4 **_Withdrawal and Return of Capital_**. Except as provided in Section 5 and Section 9, or as otherwise agreed to by the Members, no Member shall be entitled to the return of such Member's Capital Contribution, a distribution in respect of such Member's Capital Account balance, or any other distribution in respect of such Member's Interest.

3.5 **_Loans to the Company_**. No Member shall be required to lend any money to the Company or to guaranty any Company indebtedness.

3.6 **_Interest on Capital_**. No Member shall be entitled to interest on such Member's Capital Contribution, Capital Account balance, or share of unallocated Profits.

3.7 **_Limitation of Liability; Return/Withholding of Certain Distributions_**. Except as otherwise required by applicable law, a Member shall have no personal liability for the debts and obligations of the Company. A Member that receives a distribution (i) in violation of this Agreement or (ii) that is required to be returned to the Company under applicable law shall return such distribution within thirty (30) days after demand therefor by any Member. The Company may elect to withhold from any distributions otherwise payable to a Member amounts due to the Company from such Member. Nothing in this Section 3.7 shall be applied to release any Member from its obligations pursuant to any relationship between the Company and such Member acting in a capacity other than as a Member (including, for example, as a borrower, employee or independent contractor).

4. PROFITS AND LOSSES

4.1 **_Allocations of Company Profits and Losses_**. Except as otherwise provided in this Agreement, Profits and Losses and, to the extent necessary, individual items of income, gain, loss or deduction of the Company for each Fiscal Period, shall be allocated among the Members: (a) in a manner consistent with the distributions to be made to the Members pursuant to Section 5.1 with respect to such Fiscal Year; or (b) in the event of a liquidation in Dissolution of the Company in such Fiscal Year, in a manner such that the Capital Account balance of each such Member, immediately after making such allocation and after taking into account amounts specially allocated pursuant to this Section 4.1, is as nearly as possible, on a proportionate basis equal to the distributions that would be made to such Member pursuant to Section 9.2(d)(iii) if the Company were Dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value. Allocation Adjustments Required to Comply With Section 704(b) of the Code.

(a)   *Limitation on Allocation of Losses*. If an item of Losses otherwise allocable to a Member under Section 4.1 would cause such Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year (or increase the amount of such Member Adjusted Capital Account Deficit), the item shall not be allocated to such Member, but shall instead be specially allocated as follows:

(i)   To the Members in proportion to their respective positive Capital Account balances, until the Capital Account balance of each Member has been reduced to (but not less than) zero; and

(ii)   Next, to the Members as a group in proportion to their respective Allocation Percentages as determined in the reasonable discretion of the Officers.

To the extent that there have been special allocations of Losses away from a Member under this Section 4.1(a) that have not subsequently been reversed pursuant to this sentence or Sections 4.1(f) or 4.2(e), the next available items of Profits otherwise allocable to such Member pursuant to Section 4.1 shall be specially allocated to the Members to whom such items of Losses had been specially allocated under this Section 4.1(a) so as to first offset in reverse order such special allocations of Losses.

(b)   *Qualified Income Offset*. In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 4.1(b) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 4. have been tentatively made as if this Section 4.2(b) were not in this Agreement.

(c)   *Gross Income Allocation*. In the event any Member has an Adjusted Capital Account Deficit at the end of any Fiscal Year, that Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 4.1(c) shall be made only if and to the extent that the Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Section 4 have been made, as if Section 4.1(b) and this Section 4.1(c) were not in the Agreement.

(d)   *Member Nonrecourse Deductions*. In accordance with the provisions of Treasury Regulations Section 1.704-2(i), each item of Member Nonrecourse Deduction shall be allocated among the Members in proportion to the economic risk of loss that the Members bear with respect to the nonrecourse liability of the Company to which such item of Member Nonrecourse Deduction is attributable.

(e) ***Minimum Gain Chargeback.*** This Section 4.1(e) hereby incorporates by reference the "minimum gain chargeback" provisions of Treasury Regulations Section 1.704-2. In general, upon a reduction of the Company Minimum Gain, the preceding sentence shall require that items of income and gain be allocated among the Members in a manner that reverses prior allocations of Member Nonrecourse Deductions as well as reductions in the Members' Capital Account balances resulting from distributions that, notwithstanding Section 4.3, are allocable to increases in the Company Minimum Gain. Subject to the provisions of Section 704 of the Code and the Treasury Regulations thereunder, if the Board of Directors determines in its reasonable discretion at any time that operation of such "minimum gain chargeback" provisions likely will not achieve such a reversal by the conclusion of the liquidation of the Company, the Board of Directors shall adjust the allocation provisions of this Section 4 as necessary to accomplish that result.

(f) ***Intent of Regulatory Allocations.*** The allocations set forth in Sections 4.1(a) through 4.1(e) are intended to comply with certain regulatory requirements under the Code. The Members intend that, to the extent possible, all allocations made pursuant to such Sections will, over the term of the Company, be offset either with other allocations pursuant to Sections 4.1(a) through 4.1(e) or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 4.1(f). Accordingly, the Board of Directors is hereby authorized and directed to make offsetting allocations of Company income, gain, loss or deduction under this Section 4.1(f) in whatever manner the Board of Directors determines is appropriate so that, after such offsetting special allocations are made, the Capital Accounts of the Members are, to the extent possible, equal to the Capital Accounts each would have if the provisions of Sections 4.1(a) through 4.1(e) were not contained in this Agreement and all Company income, gain, loss, and deduction were instead allocated in accordance with the provisions of Section 4.1.

4.2 ***General Allocation and Capital Account Maintenance Provisions.***

(a) ***Book - Tax Accounting Disparities.*** If Company property is reflected in the Capital Accounts of the Members at a value that differs from the adjusted tax basis of such property (whether because such property was contributed to the Company by a Member or because of a revaluation of the Members' Capital Accounts under Treasury Regulations Section 1.704-1(b)), allocations of depreciation, amortization, income, gain or loss with respect to such property shall be made among the Members in a manner which takes such difference into account in accordance with Code Section 704(c) and the Treasury Regulations issued thereunder using a method determined in the reasonable discretion of the Officers.

(b) ***Allocations in Event of Transfer.*** If an Interest in the Company is Transferred in accordance with this Agreement, allocations of Profits and Losses as between the transferor and transferee shall be made using any method selected by the Officers and permitted under Section 706 of the Code.

(c)   ***Adjustment to Capital Accounts for Distributions of Property.*** If property distributed in kind is reflected in the Capital Accounts of the Members at a value that differs from the Fair Market Value of such property at the time of distribution, the difference shall be treated as Profit or Loss on the sale of the property and shall be allocated among the Members in accordance with the provisions of Section 4.

(d)   ***Tax Credits and Similar Items.*** Any tax credits or similar items not allocable pursuant to Sections 4.1 and 4.2(a) through 4.2(c) shall be allocated to the Members in proportion to their respective Allocation Percentages. Notwithstanding the preceding sentence, if Company expenditures that give rise to tax credits also give rise to Member Nonrecourse Deductions, the tax credits attributable to such expenditures shall be allocated in accordance with Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)   ***Reallocation of Certain Losses.*** To the extent that: (i) Losses which otherwise would have been allocated to a Member under this Section 4.2 were allocated to one or more other Members pursuant to Section 4.1(a) or any other provision of this Agreement that prohibits the allocation to a Member of Losses which would reduce such Member's Capital Account (or Updated Capital Account) balance below a specified amount, (ii) such allocation has not been reversed pursuant to the subsequent operation of Section 4.1(a) or this Section 4.2(e), and (iii) the Member makes a contribution to the capital of the Company, the Capital Accounts of the Members shall be adjusted in connection with such return or contribution (to the extent of the value thereof) to effect a reallocation, in reverse order, of such Losses to the Member.

(f)   ***Tax Allocations.*** It is intended that items of Company income, gain, loss, deduction or credit recognized for federal income tax purposes shall be allocated among the Members for federal income tax purposes in a manner that is consistent with the requirements of the Code and the Treasury Regulations.

4.3   ***Nonallocation of Distributions to Increases in Minimum Gain.*** To the extent permitted under Treasury Regulations Section 1.704-2(h), distributions to Members shall not be allocable to increases in the Company Minimum Gain. In general, and except as provided in such Treasury Regulation, the preceding sentence is intended to ensure that reductions in a Member's Capital Account balance resulting from distributions of money or other property to that Member are not reversed by the minimum gain chargeback provisions of Section 4.1(e).

4.4   ***Modifications to Preserve Underlying Economic Objectives.*** In the event that (i) there is a change in the federal income tax law, (ii) the Company borrows money or property, or (iii) the Company makes an election to adjust the basis of the Company's assets under Section 754 of the Code, the Officers, acting in their reasonable discretion after consultation with tax counsel to the Company, shall make the minimum modifications to the allocation provisions of this Agreement necessary to preserve the underlying economic objectives of the Members as reflected in this Agreement and, in the case of such a borrowing or election, to properly allocate the tax items relating to such borrowing or election in accordance with the Code and the Treasury Regulations.

4.5 **Allocation of Liabilities.** Solely for purposes of determining the Members' respective shares of the nonrecourse liabilities of the Company within the meaning of Treasury Regulations Section 1.752-3(a)(3), each Member's interest in the Company's Profits shall be equal to the ratio that such Member's Allocation Percentage bears to the aggregate Allocation Percentages of the Members.

4.6 **Withholding Taxes.**

(a) The Company shall withhold taxes from distributions to, and allocations among, the Members to the extent required by law (as determined by the Officers in their reasonable discretion). Except as otherwise provided in this Section 4.6, any amount so withheld by the Company with regard to a Member shall be treated for purposes of this Agreement as an amount actually distributed to such Member pursuant to Section 5.1. An amount shall be considered withheld by the Company if, and at the time, remitted to a governmental agency without regard to whether such remittance occurs at the same time as the distribution or allocation to which it relates; provided, however, that an amount actually withheld from a specific distribution or designated by the Officers as withheld from a specific allocation shall be treated as if distributed at the time such distribution or allocation occurs. Nothing in this Section 4.6(a) shall have any bearing on amounts withheld from a Member in respect of compensation paid or payable to such Member in such Member's capacity as an employee of the Company or pursuant to a bona fide written employment agreement between such Member and the Company.

(b) If, pursuant to Section 4.6(a), an amount withheld with regard to a Member is treated for purposes of this Agreement as an amount distributed to such Member pursuant to Section 5.1, subsequent actual distributions to such Member pursuant to Section 5.1 shall be reduced as necessary to, as quickly as possible, cause the aggregate distributions to such Member over the term of the Company (including actual distributions and distributions deemed to have occurred pursuant to Section 4.6(a)) to equal the actual distributions that would have been made to such Member if Section 4.6(a) were not part of this Agreement.

(c) Each Member hereby agrees to indemnify the Company and the other Members for any liability they may incur for failure to properly withhold taxes in respect of such Member; moreover, each Member hereby agrees that neither the Company nor any other Member shall be liable for any excess taxes withheld in respect of such Member's Interest and that, in the event of overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate governmental authority.

4.7 **Intent of Allocations/Cash Savings Clause.** To the extent the allocations of Profits and Losses described in this Section 4 do not result in a Member's Capital Account being at least equal to a distribution to be made to such Member under Sections 5.1 or 9.2(d)(iii) hereof, as applicable, (an "**Excess Distribution**"), then the Company shall treat such Excess Distribution as a guaranteed payment (within the meaning of Section 707(c) of the Code) determined as of the time such Excess Distribution is made to such Member..

5. DISTRIBUTIONS

5.1   ***Discretionary Distributions***. The Board of Directors shall determine in its reasonable judgment to what extent the Company has cash and any property available for distribution, taking into account current and anticipated needs (including without limitation operating expenses, debt service, guaranteed payments and a reserve for future operating costs). To the extent the Board of Directors determines such cash is available, the Officers shall cause the Company to distribute such excess cash and any property available for distributions among the Members' in accordance with the following formula:

(a)   *First*, on a pro rata basis, to the following classes of Unit holders:

(i)   65% to the Class A Members according to each Member's Percent Ownership of Class A Units (as set forth on Schedule A hereto) until the one year anniversary of the Class A Members receiving aggregate distributions (including Tax Distributions) equal to the amount of their Capital Contributions used to purchase Series A Units (the "***Class A 1x Return Date***") then after the Class A 1x Return Date, 48%,

(ii)   To the Class B Members according to each Class B Member's Allocation Percentage (as set forth on Schedule A hereto), and

(iii)   The remaining distributions shall be distributed to the Members holding Common Units according to each such Member's Percent Ownership of Common Units (as set forth on Schedule A hereto).

(b)   Notwithstanding anything in 5.1(a), after the Class A 1x Return Date, all distributions shall be distributed to Members based on their Allocation Percentages (as set forth on Schedule A hereto).

5.2   ***Tax Distributions***.

(a)   Notwithstanding anything in Section 5.1, the Company shall distribute to each Member, not later than ninety (90) days after the close of each Fiscal Year, an amount of cash equal to the product of the Tax Percentage for such Fiscal Year and such Member's allocated share of the Company's net taxable income and gain for such Fiscal Year as shown on the Company's federal income tax return (such distribution, a "***Tax Distribution***"). If the Company is not required to file a federal income tax return for a Fiscal Year or the Company's federal income tax return for such Fiscal Year has not been completed by the Close of Business on the 85th day after the close of such Fiscal Year, the amounts to be shown on such return for purposes of this Section 5.2 shall be determined in good faith by the Officers.

(b)   For purposes of this Section 5.2, the "**_Tax Percentage_**" shall equal forty two percent (42%) with respect to net taxable income or net short term capital gains and twenty two percent (22%) with respect to net long term capital gains. The Board of Directors may adjust the determination of the Tax Percentage to reflect a change in law or rates.

(c)   For purposes of determining whether the Company has satisfied its distribution obligation under Section 5.2(a), all cash distributions made during a Fiscal Year shall be treated as distributions made to satisfy Section 5.2(a) in respect of such Fiscal Year (except to the extent that such distributions were made to satisfy the obligations of the Company under Section 5.2(a) in respect of one or more prior Fiscal Years, in which case such distributions shall be treated as having been made pursuant to Section 5.2(a) in respect of such prior Fiscal Year or Years). Further, distributions made in respect of this Section 5.2 during any Fiscal Year shall be treated as satisfying the distribution requirement of Section 5.1(a) hereof with respect to such Fiscal Year (except to the extent that such distributions were made in respect of a prior Fiscal Year, in which case such distribution shall be treated as having been made in respect of such prior Fiscal Year or Years).

(d)   At the election of the Board of Directors, no distribution shall be required pursuant to Section 5.2(a) in respect of any Fiscal Year if the total net taxable income and gain of the Company for such Fiscal Year is less than or equal to Fifty Thousand Dollars ($50,000).

(e)   The Company shall not make a distribution under this Section 5.2 to a Member to the extent of net taxable income or gain related to such Member's Interest being redeemed or in connection with a liquidation of the Company.

5.3   **_Source of Items Available for Distribution_**. In the event that, at the time of a distribution, items available for distribution include items from more than one source, the source of those items actually distributed shall be determined by the Board of Directors in its reasonable discretion.

5.4   **_Limitation on Distributions_**. No distribution shall be made to a Member pursuant to Section 5.1 if and to the extent that such distribution would: (i) create a negative balance in the Updated Capital Account of such Member or increase the amount by which such Updated Capital Account balance is negative; (ii) cause the Company to be insolvent; or (iii) render the Member liable for a return of such distribution under applicable law.

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6. ADMINISTRATION

6.1   **_Management_**. Unless otherwise expressly provided in this Agreement or in the Act, the powers of the Company and the Board of Directors shall be exercised by or under the authority of, the Board of Directors, acting by a majority of the Directors, who shall manage the business and affairs of the Company. The Directors shall be "Managers" of the Company within the meaning of the TBOC. Accordingly, the Board of Directors shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. Unless authorized to do so by this Agreement or by the Board of Directors, no Member, Officer, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose.

6.2   ***Responsibility of Directors; Devotion of Time***. The Board of Directors shall have those duties and responsibilities as provided for managers in the TBOC and/or in this Agreement. A Director is not obligated to devote all of the Director's time or business efforts to the Company. A Director shall, however, devote whatever time, effort, and skill as the Board of Directors deems appropriate for the operation of the Company.

6.3   ***Election of Directors***. During the term of this Agreement, each Member agrees to take all actions as may be necessary:

to ensure that the size of the Board of Directors is set at seven (7) members; and

to elect (and maintain in office) as members of the Board of Directors the following individuals:

Four Common Designees (as defined below); and

Three Investor Designees (as defined below).

6.4   ***Designation of Directors***

The designees to the Board of Directors described above (each a "***Designee***") shall be selected as follows:

(a) The "***Common Designees***" shall be chosen by the Founders who hold a majority of Common Units held by the Founders and shall initially be Jonathon D. Gins, Ian Davis, Dick Moeller, and Amy Everhart

(b) The "***Investor Designees***" shall be chosen by Members who hold a majority of the Class A Units and shall initially be Elena White, Char Hu, and Cliff Olle.

6.5   ***Removal, Vacancies and Resignation***.

(a)   ***Removal***. Directors may be removed at any time with or without cause by the Members with authority to designate such Directors.

(b)   *Vacancies*. Upon the occurrence of a vacancy occurring in the position of Director (whether by removal, resignation or otherwise), the Members entitled to designate a Director for such seat on the Board of Directors may at any time thereafter, by written notice to the Company, select a new designee for such seat.

(c)   *Resignation.* A Director may resign at any time by delivering written notice to the Board of Directors. A resignation is effective when the notice is delivered unless the notice specifies a later effective date.

To the extent any Directors resign or are removed pursuant to this Section 6.5, Schedule B hereto shall be updated to reflect such changes.

6.6   *Payment of Salary and Expenses*. Unless otherwise agreed by the Members, the Directors shall not be paid a salary for managing the Company. The Company shall pay all of its and the Board of Directors' expenses of operation. The Company shall also pay or reimburse the Directors for reasonable out-of-pocket expenses incurred by the Directors on behalf of the Company including but not limited to all expenses incurred in attending meetings of the Board of Directors.

6.7   *Limitation on Liability; Indemnification*. The Directors and Officers shall not be liable, in damages or otherwise, to the Company or to any of the Members for any act or omission performed or omitted by the Directors or Officers in connection with the performance of their duties hereunder, except if such act or omission results in a breach of a material provision of this Agreement or results from such Director's or Officer's fraud. The Company shall save, indemnify, defend and hold harmless the Directors and Officers to the fullest extent permitted by the TBOC, including without limitation, from and against any and all claims or liabilities of any nature what-soever, including, but not limited to, reasonable attorneys' fees arising out of or in connection with any action taken or omitted by any Director or Officer, except if such act or omission results in a breach of a material provision of this Agreement or results from such Director's or Officer's fraud. The Directors and Officers shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any act or omission of any such Director or Officer in reliance on such advice shall in no event subject the Directors or Officers to liability to the Company or any other Member. Any indemnification required to be made by the Company shall be made promptly following the fixing of the liability, loss, damage, cost or expense incurred or suffered by a final judgment of any court, settlement, contract or otherwise. In addition, the Company may advance funds to a Director or Officer claiming indemnification under this Section 6.7 for legal expenses and other costs incurred as a result of a legal action brought against such person only if: (i) the legal action relates to the performance of duties or services by the Director or Officer on behalf of the Company; (ii) the legal action is initiated by a party other than a Member; and (iii) such Director or Officer undertakes to repay the advanced funds to the Company if it is determined that such Director or Officer is not entitled to indemnification pursuant to the terms of this Agreement.

6.8   *Calling of Meetings*. Unless otherwise prescribed by the TBOC, the President, if there be one, or a majority of the Directors may call meetings of the Board of Directors, for any purpose or purposes.

6.9	***Place of Meetings***. The place of any meeting of the Board of Directors shall be the principal office of the Company, unless the Director(s) calling the meeting designate another place, either within or outside the State of Texas.

6.10	***Notice of Meetings***. Notice of the time and place of special meetings shall be:

(a)	delivered personally by hand, by courier or by telephone;

(b)	sent by United States first-class mail, postage prepaid;

(c)	sent by facsimile; or

(d)	sent by electronic mail,

directed to each Director at that Director's address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the Company's records. If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four (4) days before the time of the holding of the meeting. Any oral notice may be communicated to the Director. The notice need not specify the place of the meeting (if the meeting is to be held at the Company's principal executive office) nor the purpose of the meeting.

6.11	***Conduct of Meetings***. The chair of the Board of Directors, if there be one, shall act as chair at any meeting of the Board of Directors, shall determine the order of business and the procedure at the meeting, including regulation of the manner of voting and the conduct of discussion, and shall appoint a secretary of such meeting to take minutes thereof. The Directors may designate a chair at any annual meeting of the Board of Directors, or such other time agreed by the Board of Directors.

6.12	***Voting***. At any meeting of the Board of Directors, each Director shall be entitled to cast one vote. Any action requiring the approval of the Board of Directors shall be made in accordance with Section 6.15 or Section 6.18.

6.13	***Proxies***. At any meeting of the Board of Directors, a Director not present may vote by proxy executed in writing by the Director. Such proxy shall be filed with the Secretary before or at the time of the meeting. No proxy shall be valid after three (3) years from the date of its execution, unless otherwise provided in the proxy.

6.14	***Irrevocable Proxy***.

(a)	The Class B Member hereby appoints, and shall appoint in the future upon request, the then-current President of the Company (the "***President***"), as the Class B Member's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Class B Member, (i) vote all Class B Units

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purchased through Wefunder.com as the holders of a majority of the Class B Units vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Class B Member pursuant to this Section 6.14(a) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Class B Member is an individual, will survive the death, incompetency and disability of the Class B Member and, so long as the Class B Member is an entity, will survive the merger or reorganization of the Class B Member or any other entity holding units of the Class B Units originally purchased through Wefunder.com. The President is an intended third-party beneficiary of this Section 6.14(a) and Section 6.14(b) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)

(i)   Other than with respect to the gross negligence or willful misconduct of the President, in his or her capacity as the Class B Member's true and lawful proxy and attorney pursuant to Section 6.14(a) (collectively, the "***Proxy***"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Class B Member pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Class B Member has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Class B Member otherwise exist against the Proxy. The Class B Member shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "***Proxy Losses***") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Class B Member pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the President, the Company) shall reimburse the Class B Member the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Class B Member's Capital Contribution). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Class B Member or otherwise. The Class B Member acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(ii)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Class B Member and is final, binding and conclusive upon the Class B Member. The Company, the Members and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Class B Member. The Company, the Members and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(c)   The Class B Member hereby agrees to take any and all actions determined by the Company's Board of Directors in good faith to be advisable to reorganize this instrument and Class B Units originally purchased through Wefunder.com into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Class B Units.

6.15   *Quorum.* A majority of the Directors, represented in person or by proxy, shall constitute a quorum at any meeting of the Board of Directors. In the absence of a quorum at any such meeting, a majority of Directors so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Director. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The Directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of Directors during such meeting whose absence would cause less than a quorum.

6.16   *Manner of Acting.* If a quorum is present, the affirmative vote of a majority of Directors represented at the meeting in person or by proxy shall be the act of the Board of Directors, unless the vote of a greater or lesser percentage is required by this Agreement or the TBOC.

6.17   *Participation by Telephone or Similar Communications.* Directors may participate and hold a meeting by means of conference telephone or similar communications equipment by means of which all Directors participating can hear and be heard, and such participation shall constitute attendance and presence in person at such meeting.

6.18   *Waiver of Notice.* When any notice is required to be given to a Director, a waiver thereof in writing signed by the Director entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice. A Director's attendance at any meeting in person or by proxy waives objection to lack of notice or defective notice of the meeting unless the Director, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting on the ground that the meeting is not lawfully called or convened.

6.19   *Action by Board of Directors Without a Meeting.* Any action requiring Board of Directors consent may be taken without a meeting if all Directors execute one or more written consents describing such action. Such consents shall be delivered to the Secretary for inclusion in the Company's minutes. Action taken under this Section 6.19 shall be effective when the requisite Directors have signed the consent or consents and delivered them to the Secretary, unless such consents specify a different effective date.

6.20   *Management: Officers*

(a)   *Appointment.* The Board of Directors may appoint the Officers, who shall at all times serve at the pleasure of the Board of Directors. The Board of Directors may determine any such Officers' respective powers, duties and compensation; *provided* that if the Board of Directors shall appoint a President, the Board of Directors shall determine the compensation for the President, and the Board of Directors or the President shall determine the compensation, if any, for all other Officers and other agents and employees of the Company. No Officer shall be prevented from receiving compensation in such capacity by reason of the fact that he is also a Member or Director. Except in the case of death, each Officer shall hold office until his or her successor is appointed and qualified, or until such Officer's earlier resignation or removal. Any number of offices may be held by the same person.

(b)   *Qualification.* None of the Officers need be a Member or Director.

(c)   *Resignation.* Any Officer may resign at any time by delivering notice to the Board of Directors. Any such resignation shall take effect at the time the notice is delivered unless the notice specifies a later effective date. Unless otherwise specified therein, acceptance of such resignation by the Company shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Company under any contract to which the Officer is a party.

(d)   *Removal.* The Board of Directors may, with or without cause, remove any Officer or agent. An Officer empowered to appoint another Officer or assistant Officer also has the power with or without cause to remove any Officer he would have the power to appoint whenever in his judgment the best interests of the Company would be served thereby. The removal of an Officer or agent shall be without prejudice to the contract rights, if any, of the Company or the person so removed. Appointment of an Officer or agent shall not of itself create contract rights.

(e)   *Vacancies.* A vacancy in any office because of death, resignation, removal, disqualification, creation of a new office, or any other cause may be filled by the Board of Directors for the unexpired portion of the term or for a new term established by the Board of Directors.

(f)   *Limitation on Liability; Indemnification.* The provisions for exculpation and indemnification of Directors set forth in Section 6.7 of this Agreement shall be fully applicable to the Officers.

(g)   *Right to Rely on Directors and Officers.* Any person dealing with the Company may rely upon a certificate signed by any Director or Officer as to:

(i)   The identity of any Member, Director, or Officer;

(ii)   The existence or nonexistence of any fact or facts regarding the affairs of the Company; or

(iii) The Officers and Directors who are authorized to execute and deliver any instrument or document on behalf of the Company.

6.21 **Board Observer**. Members holding Class A Units shall have the right to, collectively, appoint one board observer to the Board of Directors (the "**Class A Observer**"). The Class A Observer shall have no right to participate in any actions taken, or votes held, by the Board of Directors and shall only have the right to observe and take notes on board meetings.

6.22 **Tax Matters Partner**.

(a) **General**. Ian Davis is hereby designated the "**Tax Matters Partner**" of the Company within the meaning of Section 6231(a)(7) of the Code. Except to the extent specifically provided in the Code or the Treasury Regulations (or the laws of relevant non-federal taxing jurisdictions), the Tax Matters Partner shall have exclusive authority to act for or on behalf of the Company with regard to tax matters, including the authority to make (or decline to make) any available tax elections.

(b) **Partnership Classification for Tax Purposes**. Except to the extent otherwise required by applicable law (disregarding for this purpose any requirement that can be avoided through the filing of an election or similar administrative procedure), the Tax Matter's Partner shall cause the Company to take the position that the Company is a "partnership" for federal, state and local income tax purposes and shall cause to be filed with the appropriate tax authorities any elections or other documents necessary to give due legal effect to such position. A Member shall not file (and each Member hereby represents that it has not filed) any income tax election or other document that is inconsistent with the Company's position regarding its classification as a "partnership" for applicable federal, state and local income tax purposes.

(c) **Notice of Inconsistent Treatment of Company Item**. No Member shall file a notice with the United States Internal Revenue Service under Section 6222(b) of the Code in connection with such Member's intention to treat an item on such Member's federal income tax return in a manner which is inconsistent with the treatment of such item on the Company's federal income tax return unless such Member has, not less than thirty (30) days prior to the filing of such notice (or such shorter period as is approved by the Tax Matter's Partner in its sole and absolute discretion), provided the Tax Matter's Partner with a copy of the notice and thereafter in a timely manner provides such other information related thereto as the Tax Matter's Partner shall reasonably request.

(d) **Notice of Settlement Agreement**. Any Member entering into a settlement agreement with the United States Department of the Treasury which concerns a Company item shall notify the Tax Matter's Partner of such settlement agreement and its terms within sixty (60) days after the date thereof.

(e) **Partnership Representative and Audits**.

(i)   For taxable years beginning on or after January 1, 2018, Ian Davis shall be the "partnership representative" of the Company (the "**Partnership Representative**") pursuant to and to the extent permitted by Section 6223 of Title XI of the Bipartisan Budget Act of 2015 ("**Title XI 2015 BBA**") and shall serve as the Partnership Representative of the Company until his successor is duly designated by a Majority-In-Interest of the Members. In the event of any pending tax action, investigation, claim or controversy at the Company level that may result in a "partnership adjustment," within the meaning of Section 6241(2) of Title XI 2015 BBA (a "Partnership Adjustment"), to any item reported on a federal tax return of any Member(s), the Partnership Representative, shall keep such Member(s) fully and timely informed by written notice of any audit, administrative or judicial proceedings, meetings or conferences with the IRS or other similar material matters that come to its attention in its capacity as Partnership Representative. The Partnership Representative will give the other Members not less than fifteen (15) days' prior written notice as to any action to be taken or of any decision not to take action with respect to any such material matter. The Partnership Representative shall act in any similar capacity under applicable state, local or foreign law, subject to similar restrictions and obligations. The Company shall reimburse the Partnership Representative for its reasonable expenses in connection with the performance of his duties hereunder.

(ii)   For any Partnership Adjustment or proposed Partnership Adjustment to the federal income tax returns of the Company for which an "imputed underpayment," within the meaning of Section 6225(b) of Title XI 2015 BBA would arise, then either, (1) the Partnership Representative may require that the Member(s) affected by such Partnership Adjustment file amended returns that take in to account such Partnership Adjustments and pay any additional tax due pursuant to Section 6225(c) of Title XI 2015 BBA or (2) if the Partnership Representative does not require the affected Member(s) to file such amended returns as provided in clause (1), and the affected Member(s) do not otherwise file such amended returns, the Partnership Representative may elect application of Section 6226 of Title XI 2015 BBA. In any case, the affected Member(s) shall keep the Partnership Representative fully and timely informed by written notice of any administrative or judicial proceedings, meetings or conferences with the IRS or other similar matters with respect to the Partnership Adjustment, and the Partnership Representative shall have the right to review and comment on any submissions to the IRS, and attend and jointly participate in any meetings or conferences with the IRS.

(iii)   This Section 6.21(e) is intended to apply to the Company for taxable years beginning on or after January 1, 2018 and to comply with certain provisions under Title XI 2015 BBA that may be subject to change or further interpretation by the U.S. Treasury or IRS. In the event of such change or further interpretation, a Majority-In-Interest of the Members is hereby authorized to amend this Agreement consistent with the provisions of Sections 6.21(e)(i) and (ii) above.

6.23   *Records and Financial Statements*.

(a)   The Company shall maintain true and proper books, records, reports, and accounts in which shall be entered all transactions of the Company. The Company shall also maintain all schedules to this Agreement and shall update such schedules promptly upon receipt of new information relating thereto. Copies of such books, records, reports, accounts and schedules shall be located at the Principal Office and shall be available to any Member for inspection and copying, upon at least two business days' notice, during reasonable business hours; provided, however, that items of highly confidential Company information may be withheld from a Members to the extent reasonably necessary to protect Company interests as determined by the Board of Directors in its sole discretion; and provided, further, that confidential communications between the Company and its legal counsel relating to an actual or potential controversy or claim between the Company and a Member may be withheld from such Member as determined by the Board of Directors in its sole discretion.

(b)   Within ninety (90) days after the end of each Fiscal Year, the Company shall supply all information reasonably necessary to enable the Members to prepare their federal income tax returns and (upon request therefor) to comply with other reporting requirements imposed by law.

(c)   Within sixty (60) days after the end of each Fiscal Quarter (other than the fourth Fiscal Quarter, which corresponds with the end of the Company's Fiscal Year), the Company shall supply summary financial statements to each holder of the Company's Class A Units.

6.24   *Valuation of Company Assets*.

(a)   *General*. The Board of Directors shall make a good faith determination of the value of the Company's assets in connection with any distribution pursuant to Section 9.2(b), as required under Section 4.2(c), upon the Dissolution of the Company, and whenever otherwise required by this Agreement or determined by the Board of Directors.

(b)   *Binding Effect*. The value of any Company asset or Interest determined pursuant to this Section 6.24 shall be binding upon the Company and the Members and shall establish the "*Fair Market Value*" of such asset or Interest for all purposes under this Agreement.

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7. TRANSFERS AND WITHDRAWALS

7.1   *Restrictions on Transfer*. No Member shall sell, assign, transfer, pledge, encumber or in any other manner whatsoever, alienate or dispose of such Member's Interest at any time owned by or standing in the name of such Member, except:

(a)   transfers to the Company;

(b)   transfers by a Member to his or her spouse, his or her siblings, or his or her lineal descendants (or trusts the beneficiaries of which are his or her spouse or his or her lineal decedents);

(c)   transfers to any corporation, partnership, agent or nominee under the direct control of such Member; and

(d)   transfers to any corporation, partnership, trust, under the direct control of such Member pursuant to Section 7.5 of this Agreement (each of the foregoing, collectively, "*Permitted Transfers*").

The transferee of a Permitted Transfer is referred to herein as a "*Permitted Transferee*." Any Interest transferred by any Member shall continue to be subject in all respects to the terms, conditions and provisions of this Agreement and any transfers as permitted hereunder shall be conditioned upon any such Permitted Transferee becoming party to this Agreement. Additionally, any transfer to an individual or entity whose ownership of the Units would violate any provision of the Texas Alcoholic Beverage Code (the "*TABC*"), including, without limitation, Chapter 74 of the TABC (a "*Noncompliant Person*"), shall not be a Permitted Transfer and shall be void ab initio pursuant to Section 7.3 of this Agreement.

7.2   *Substitution of Members*. If a Member who is an individual dies or is adjudged by a court of competent jurisdiction to be incompetent to manage the Member's person or property, the Member's executor, administrator, guardian, conservator, or other legal representative may exercise all of the Member's rights for the purpose of settling the Member's estate or administering the Member's property, including any power the Member has under this Agreement to give an assignee the right to become a Member. If a Member is a corporation, trust, or other entity and is dissolved or terminated, the powers of that Member may be exercised by his or her legal representative or successor.

7.3   *Void Transfers*. Any Transfer by any Member of any Units or Interest in the Company in contravention of this Agreement shall be void and ineffectual and shall not bind or be recognized by the Company or any other party. No purported assignee shall have any right to any Profits, Losses or distributions of the Company.

7.4   *Right of First Refusal*. If a Member shall desire to transfer, assign, convey, sell, encumber or in any way alienate or dispose of all or any part of his, her or its Interest (or as required by operation of law or other involuntary transfer to do so) other than pursuant to Section 7.1(a), (b) or (c) hereof, then prior thereto such Member shall first obtain a bona fide offer for the sale for cash of such Interest. The selling Member shall first offer such Interest to the Company and the non-transferring Members holding Common Units or Class A Units in accordance with the following provisions:

(a)   The selling Member shall deliver a written notice to the Company and the other Members stating (i) such Member's bona fide intention to transfer such Member's Interest, (ii) the name and address of the proposed transferee, (iii) the Member's Interest to be transferred, and (iv) the purchase price and terms of payment for which the Member proposes to transfer such Interest.

(b)   The Company shall have the option within thirty (30) days after receipt of the notice described in Section 7.4(a), to purchase all or a portion of the Interest being so transferred by giving notice of its intention to purchase to the transferring Member and the other Members (the "*Company Option*" and the "*Company Option Period*"). The Company Option shall expire if not exercised within thirty (30) days.

(c)   If the Company fails to purchase the entire Interest being transferred, then the non-transferring Members holding Common Units or Class A Units shall have the option to purchase any remaining share of such Membership Interest by notifying the transferring Member and the Board of Directors in writing of his, her or its desire to purchase a portion of the Member's Interest being so transferred. The failure of any Member to submit a notice within thirty (30) days following the expiration of the Company Option Period (the "*Members Option Period*") shall constitute an election on the part of that Member not to purchase any of the Interests which may be so transferred. Each Member electing to purchase shall be entitled to purchase a portion of the Interest in the same proportion that the Allocation Percentage of such Member bears to the aggregate of the Allocation Percentages of all of the Members electing to so purchase the Interest being transferred.

(d)   Notwithstanding Section 7.4(b), in the event that any Founder desires to transfer his Interest, then the other Founders shall have the exclusive option to purchase such Interest prior to the Company and prior to the Company. If such other Founders do not give notice of their intention to participate within thirty (30) days after the receipt of the notice described Section 7.4(a) (such period, the "*Founder Option Period*"), then the option to purchase the transferring Founder's Interest shall pass to the Company in accordance with Section 7.4(b). If the Company does not give notice of its intention to participate within thirty (30) days following the expiration of the Founder Option Period, then the option to purchase the transferring Founder's Interest shall pass to the Members in accordance with Section 7.4(c).

(e)   If the Company and the non-transferring Members elect not to purchase all of the Interest designated in such notice, then the transferring Member may transfer the Interest described in the notice to the proposed transferee, providing such transfer (i) is completed within thirty (30) days after the expiration of the Members Option Period, (ii) is made on terms no less favorable to the transferring Member than as designated in the notice, and (iii) the proposed transferee is not a Noncompliant Person. If such Member's Interest is not so transferred, the transferring Member must give notice in accordance with this Section prior to any other or subsequent transfer of such Member's Interest.

7.5   *Forfeiture of Interest.* Members must at all times ensure that their ownership of the Units does not violate any provision of the TABC, including, without limitation, Chapter 74 of the TABC. Members who are found, either by the Company or by the Texas Alcoholic Beverage Commission, to be violating any provision of the TABC will be given notice by the Company of such noncompliance and will have thirty (30) days to become compliant with the TABC (the "*Cure Period*"). Failure to become compliant within the TABC Cure Period will result in an automatic forfeiture of such Member's Units to the Company.

7.6 ***Withdrawal/Removal of a Member***. The Members shall not withdraw from the Company or otherwise cease to be a Member, except as required by Section 7.5 or in connection with the dissolution of the Company.

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8. PREEMPTIVE RIGHTS

8.1 ***Preemptive Rights***

(a) The Company shall not issue, sell or exchange, or agree to issue, sell or exchange any Units (the "***Preemptive Units***") of the Company unless the Company shall have first notified and offered to sell to each Member holding Common Units or Class A Units (each a "***Preemptive Member***") such Preemptive Member's Preemptive Share of the Preemptive Units, at a price and on such other terms as shall have been specified by the Company in writing delivered to each Preemptive Member (the "***Preemptive Offer***"), which Preemptive Offer shall by its terms remain open and irrevocable for a period of at least ten (10) calendar days from the date it is delivered by the Company (the "***Preemptive Offer Period***"). Each Preemptive Member may elect to purchase all or any portion of such Preemptive Holder's Preemptive Share of the Preemptive Units as specified in the Preemptive Offer at the price and upon the terms specified therein by delivering written notice of such election to the Company as soon as practical but in any event within the Preemptive Offer Period.

(b) Each Preemptive Member's "***Preemptive Share***" of Preemptive Units shall be determined as follows: the total number of Preemptive Units, <u>multiplied by</u> such Preemptive Member's Allocation Percentage.

(c) Upon the expiration of the Preemptive Offer Period, if effective acceptance shall not have been received pursuant to 8.1(a) above in respect of all Preemptive Units to be issued, then the Company (1) shall first re-offer such Preemptive Units to the Preemptive Members who elected to purchase their full Preemptive Share of the Preemptive Units upon the terms set forth in this Section 8.1, except that such Preemptive Members must exercise their purchase rights within five calendar days after receipt of such re-offer and (2) shall thereafter be entitled to sell any remaining Preemptive Units to any Person during the 120-calendar days following the expiration of the five calendar day period in the foregoing clause <u>(1)</u>, in each case, at a price and on other terms and conditions no more favorable to the purchasers thereof than those offered to the Preemptive Members. Any Preemptive Units to be sold by the Company after such 120-calendar day period must be reoffered to the Preemptive Members pursuant to the terms of this Section 8.1.

(d) The provisions of this Section 8.1 shall not apply to the following issuances of Units:

(i)   Units issued as consideration in acquisitions or commercial borrowings or leasing;

(ii)   Issuances of Common Units to employees and service providers of the Company;

(iii)   Issuances of Units as a result of a City Default or an EDC Default (each as defined below); and

(iv)   Issuances of up to $1,000,000 in Class B Units.

8.2   *Right to Maintain Ownership upon EDC Default or City Default*

If the Company raises additional funds for the specific purpose of (a) replacing funding committed by the Taylor Economic Development Corporation (the "*EDC*") pursuant to that certain Performance and Lease Agreement between the EDC and Texas Beer Company, LLC (the "*EDC Contract*"), and which the EDC fails to provide in breach of the EDC Contract (such failure to provide funds, the "*EDC Default*"); or (b) replacing funding committed by the City of Taylor pursuant to that certain Economic Development Agreement between the City of Taylor and the Company (the "*City Contract*") and which the City of Taylor fails to provide in breach of the City Contract (such failure to provide funds, the "*City Default*"), then such fundraising shall only dilute the holders of the Common Units, and this Agreement shall be amended such that the holders of Class A Units shall, collectively, retain the same aggregate Allocation Percentage as they had prior to such fundraising.

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9. DISSOLUTION AND LIQUIDATION

9.1   *Dissolving Events*. The Company shall be Dissolved upon the occurrence of any of the following events:

(a)   Permanent cessation of the Company's business;

(b)   Vote to dissolve the Company by the Members whose aggregate Allocation Percentages equal or exceed two-thirds (2/3) of the total Units held by all the Members; or

(c)   Any other event which results in a mandatory Dissolution of the Company under the TBOC.

To the maximum extent permitted by the TBOC, the Members hereby waive their rights to seek a judicial Dissolution of the Company for reasons other than those listed in clauses (a) and (b) of this Section 9.1.

9.2 *Winding Up and Liquidation*.

(a) Upon Dissolution of the Company, the Officers and the Board of Directors shall promptly wind up the affairs of, liquidate and terminate the Company. In furtherance thereof, the Officers and the Board of Directors shall: (i) have all of the administrative and management rights and powers of the Officers and the Board of Directors, respectively (including the power to bind the Company); and (ii) be reimbursed for Company expenses it incurs. Following Dissolution, the Company shall sell or otherwise dispose of assets determined by the Board of Directors to be unsuitable for distribution to the Members, but shall engage in no other business activities except as may be necessary to preserve the value of the Company's assets during the period of winding-up and liquidation. At the conclusion of the winding-up and liquidation of the Company, the Board of Directors shall: (i) hold the books and records of the Company for not less than six years following the termination of the Company under the TBOC; and (ii) execute, file and record, as necessary, a certificate of termination or similar document to effect the termination of the Company under the TBOC and other applicable laws.

(b) Distributions to the Members in liquidation may be made in cash or in kind, or partly in cash and partly in kind, as determined by the Members. Distributions in kind shall be valued at Fair Market Value as determined in accordance with the provisions of Section 6.24 and shall be subject to such conditions and restrictions as may be necessary or advisable to preserve the value of the property so distributed or to comply with applicable law. Each Member actually receiving amounts pursuant to a specific distribution shall receive a pro rata share of each item of cash or property of which such distribution is constituted (based upon such Member's share of the total amount to be included in such distribution).

(c) The Profits and Losses of the Company during the period of winding-up and liquidation shall be allocated among the Members in accordance with the provisions of Section 4. If any property is to be distributed in kind, the Capital Accounts of the Members shall be adjusted with regard to such property in accordance with the provisions of Section 4.2(c).

(d) The assets of the Company (including proceeds from the sale or other disposition of any assets during the period of winding-up and liquidation) shall be applied as follows:

(i) First, to repay any indebtedness of the Company, whether to third parties (which, for the avoidance of doubt, shall include any amounts payable to the City of Taylor of the Taylor Economic Development Corporation, whether or not such amounts would be considered "indebtedness" according to generally accepted accounting principles) or the Members, in the order of priority required by law;

(ii) Next, to any reserves which the Members reasonably deem necessary for contingent or unforeseen liabilities or obligations of the Company (which reserves when they become unnecessary shall be distributed in accordance with the provisions of clause (iii), below); and

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(iii)   Next, to the Members in accordance with the following formula:

A.   *First*, to the Members holding Preferred Units with respect to their Preferred Units only, on a pro rata basis, based on the Allocation Percentage of such Members Preferred Units, until such point as each Member holding Preferred Units have received an aggregate amount of returns (including any prior Tax Distributions and distributions made under Section 5.1) equal to its Capital Contributions used to purchase Preferred Units;

B.   *Second*, 65% to the Class A Members according to each Member's Percent Ownership of the Class A Units; the Class B Aggregate Allocation Percentage to the Class B Members according to each Class B Member's Allocation Percentage; and the remaining to the Members holding Common Units according to each such Member's Percent Ownership of Common Units (as set forth on Schedule A hereto) until such point as the Members holding Class A Units have received aggregate distributions (including the distributions pursuant to part A of this section and any prior Tax Distributions and distributions made under Section 5.1) equal to two times their Capital Contributions used to purchase the Class A Units; and

C.   *Third*, to the Members according to each Member's Allocation Percentage for all remaining assets.

9.3   ***Deficit Restoration/Liability***. Except as otherwise specifically provided in this Agreement, a Member shall have no obligation to restore a negative balance in such Member's Capital Account at the time of Dissolution of the Company and no liability to the Company or to any other Member in respect of a negative balance in such Member's Capital Account during the term of the Company or at the conclusion of the Company's Termination.

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10. GENERAL PROVISIONS

10.1   ***Meetings***. Meetings of the Members may be called as provided in this Agreement as well as by the Board of Directors and the Officers. Except as specifically provided in this Agreement, there shall be no requirement of annual or periodic meetings of the Company's members or managers within the meaning of the TBOC.

10.2   ***Action Without a Meeting of All Members***. Any action of the Members may be taken by written consent of that number or percentage of the Members whose consent is otherwise required for such action under this Agreement.

10.3   ***Entire Agreement***. This Agreement contains the entire understanding among the Members, and supersedes any prior written or oral agreement between them, with respect to the Company. There are no representations, agreements, arrangements, or understandings, oral or written, among the Members relating to the Company which are not fully expressed in this Agreement.

10.4   *Amendments.*

(a)   Except as otherwise provided in this Section 10.4, this Agreement may be amended, in whole or in part, only through a written amendment executed by a Majority-In-Interest of the Members holding Units.

(b)   Notwithstanding the foregoing provisions of this Section 10.4, the Officers and the Board of Directors may, without the consent of the other Members, amend this Agreement to the minimum extent necessary as determined by the Officers or the Board of Directors, respectively, to comply with applicable law, supply a missing term or provision, updated the Board of Directors or list of Members, or resolve an ambiguity in the existing terms and provisions of this Agreement or to preserve the economic arrangement of the Members.

(c)   Notwithstanding this Section 10.4, the Officers of the Company may allow additional Members who purchase Preferred Units to become party to this Agreement by executing a counterpart signature page to this Agreement agreeing to be bound by and subject to the terms of this Agreement.

(d)   Notwithstanding this Section 10.4, the Officers of the Company may update Schedule B to this Agreement in accordance with Sections 6.4 and 6.5.

10.5   *Counterparts; Binding upon Members*. This Agreement may be executed in any number of counterparts and, when so executed, all of such counterparts shall constitute a single instrument binding upon all parties notwithstanding the fact that all parties are not signatory to the original or to the same counterpart.

10.6   *No Third Party Beneficiaries*. The provisions of this Agreement are not intended to be for the benefit of or enforceable by any third party and shall not give rise to a right on the part of any third party to (i) enforce or demand enforcement of a Member's Capital Contribution, obligation to return distributions, or obligation to make other payments to the Company as set forth in this Agreement or (ii) demand that the Company or the Board of Directors issue any capital call.

10.7   *Notices, Consents, Elections, Etc*. Subject to the provisions of Section 10.5, all notices, consents, agreements, elections, amendments, demands and approvals provided for or permitted by this Agreement or otherwise relating to the Company shall be in writing, which may be by electronic transmission, and signed copies thereof shall be retained with the books of the Company. For purposes of the following provisions of this Section 10.7, the term "notice" shall be deemed to include any notice, statement, report, consent or similar item required or permitted to be provided to one or more Persons under this Agreement or applicable law.

10.8   *Severability*. In the event that any provision of this Agreement is determined to be invalid or unenforceable, such provision shall be deemed severed from the remainder of this

Agreement and replaced with a valid and enforceable provision as similar in intent as reasonably possible to the provision so severed, and shall not cause the invalidity or unenforceability of the remainder of this Agreement.

10.9 **_Governing Law_**. The interpretation and enforceability of this Agreement and the rights and liabilities of the Members as such shall be governed by the laws of the State of Texas as such laws are applied in connection with limited liability company operating agreements entered into and wholly performed upon in Texas by residents of Texas. To the extent permitted by the TBOC and other applicable law, the provisions of this Agreement shall supersede any contrary provisions of the TBOC or other applicable law.

10.10 **_Currency_**. The functional currency of the Company shall be United States dollars. All cash Capital Contributions shall be made in dollars and, to the extent reasonably practicable, the books, records, reports and accounts of the Company shall be stated in dollars. No Member shall be entitled to receive cash distributions from the Company other than in dollars. In the event that it is necessary or convenient for Company purposes to apply an exchange rate between different currencies, the exchange rate shall be determined by the Officers using such publicly available indices as it shall select in its sole discretion.

10.11 **_Timing_**. All dates and times specified in this Agreement are of the essence and shall be strictly enforced. Except as otherwise specifically provided in this Agreement, and except with regard to distributions made by the Company, all actions that occur after the Close of Business on a given day shall be deemed for purposes of this Agreement to have occurred at 9:00 a.m. on the following day. In the event that the last day for the exercise of any right or the discharge of any duty under this Agreement would otherwise be a day that is not a business day, the period for exercising such right or discharging such duty shall be extended until the Close of Business on the next succeeding business day.

10.12 **_Status Under the TBOC_**. This Agreement is the "limited liability company agreement" of the Company within the meaning of the TBOC.

10.13 **_Partnership for Tax Purposes Only_**. As set forth in Section 2.1, the Members hereby form the Company as a limited liability company under the TBOC. The Members expressly do not intend hereby to form a partnership except insofar as the Company may be treated as a partnership solely for tax purposes.

10.14 **_Miscellaneous_**. This Agreement shall not be construed for or against any party by reason of the authorship or alleged authorship of any provisions hereof or by reason of the status of the respective parties. Each Member hereby specifically consents to the selection of all other Members admitted to the Company pursuant to the terms of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this agreement as of _[EFFECTIVE DATE]_ _____.

COMPANY:

Texas Beer Company LLC, A Texas LLC
_____

Founder Signature
_____

Name: ___Ian Davis_____

Title: ___CEO_____

Read and Approved (For IRA Use Only):

INVESTOR:

_____

By: _____   By:___*Investor Signature*_____

Name: ___[INVESTOR NAME]_____

Title: ___[INVESTOR TITLE]_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

SIGNATURE PAGE

TEXAS BEER COMPANY LLC

OPERATING AGREEMENT

SCHEDULE A[1]

PREFERRED HOLDERS

Available to Investors Upon Request

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[1] Units have incurred a 1:10 split from the prior Operating Agreement in conjunction with the sale of Class B Units.

TEXAS BEER COMPANY LLC

OPERATING AGREEMENT

<u>SCHEDULE B</u>

BOARD OF DIRECTORS

Ian R. Davis—Common Designee

Jonathon D. Gins—Common Designee

Dick Moeller—Common Designee

Amy Everhart—Common Designee

Elena White—Investor Designee

Char Hu—Investor Designee

Cliff Olle—Investor Designee